Valneva to Present at Upcoming TD Cowen and Van Lanschot Kempen Healthcare Investor Conferences

Saint-Herblain (France), March 3, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, today announced that its senior management will participate at upcoming investor conferences in the United States and Europe. CEO Thomas Lingelbach and CFO Peter Bühler will present at the TD Cowen 45th Annual Health Care Conference, taking place March 3 - 5, 2025, in Boston, MA. Mr. Lingelbach and Mr. Peter Bühler will also meet with institutional investors during the Van Lanschot Kempen Life Sciences Conference, held April 2 - 3, 2025, in Amsterdam, The Netherlands.

Management will discuss Valneva’s pipeline of potential first-in-class vaccine candidates, including its lead Lyme disease vaccine, VLA15, and its Shigella and Zika programs alongside the Company’s portfolio of marketed vaccines, which are expected to generate €170-180 million in revenue in 2025.

The TD Cowen presentation will be webcast live and available as a replay in the “investor” section of the Valneva website at www.valneva.com.

TD Cowen 45th Annual Health Care Conference
Date/Time: March 4, 1:10pm ET
Format: Presentation and investor meetings
Location: Boston, Massachusetts
Webcast Link: https://wsw.com/webcast/cowen177/vla/1855281

Van Lanschot Kempen Life Sciences Conference
Date/Time: April 3
Format: Investor meetings
Location: Amsterdam, The Netherlands

Attending institutional investors who would like to meet with Valneva management are asked to submit a request to their representative at the respective bank.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first chikungunya vaccine, as well as certain third-party vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetralent Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships and the progress, timing, results and completion of technology transfer and regulatory approvals in additional markets. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.